July 26, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0407

Attn.:	Pamela A. Long Assistant Director Division of Corporation Finance Re: Quanta Services, Inc.

Re:	Responses to Comments on Amendment No. 3 to the Registration Statement on Form S-4 filed by Quanta Services, Inc. on July 23, 2007 (File No. 333-142279)
Dear Ms. Long:
     Quanta Services, Inc. (“Quanta”) today filed Amendment No. 4 to its Registration Statement on Form S-4 (File No. 333-142279) (as amended, the “Registration Statement”). This letter, which is being submitted on behalf of Quanta and InfraSource Services, Inc. (“InfraSource”), responds to your letter, dated July 25, 2007, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of July 25, 2007. For your convenience, we have also included the text of each of the comments in bold. In general, the information contained in this letter with respect to Quanta has been furnished by Quanta and the information contained in this letter with respect to InfraSource has been furnished by InfraSource. All page references contained in the responses in this letter are to the pages of the Registration Statement in the form filed today with the Commission.

Q: What are the tax consequences of the merger?, page 3
1.	Please identify counsel. In addition, please disclose the tax consequences to the security holders. In this regard, we note that you removed this disclosure in the latest amendment. Please also comply with this comment under “Material U.S. Federal Income Tax Consequences of the Merger” on page 14.

Response:

In response to the Staff’s comment, the disclosure on pages 3 and 14 has been revised to identify counsel and to more fully describe the tax consequences to InfraSource stockholders.
Material U.S. Federal Income Tax Consequences of the Merger, page 62 General, page 63
2.	We note your response to comment 4 of our letter dated July 19, 2007. Nonetheless, we note discussion of various tax consequences “generally” in the fifth and sixth bullet points and in the paragraph immediately following the bullet points and under the heading “U.S. Information Reporting and Backup Withholding” on page 64. We also note the use of the phrase “may be.” Please revise accordingly.

Response:

In response to the Staff’s comment, the disclosure on page 64 has been revised.

3.	The statement in the first sentence of the third paragraph appears to assume that the merger will be treated as a reorganization. In this regard, we note the statement “such that the merger is treated as a reorganization . . . .” We note disclosure in the forepart of the registration statement indicating that counsel is providing an opinion as to whether the merger will be treated as a reorganization. Please revise to provide counsel’s opinion.

Response:

In response to the Staff’s comment, the disclosure on page 63 has been revised to provide the opinion of Ballard Spahr Andrews & Ingersoll LLP.

4.	With respect to tax consequences appearing in this section other than those contained in the bullet-point list on pages 63-64, we are unable to determine whether the consequences discussed are the opinion of Ballard Spahr or Akin Gump. Please revise to clarify. Please also confirm that every tax consequence contained in the bullet point list on pages 63-64 constitutes the opinion of each law firm.

Response:

In response to the Staff’s comment, the disclosure on page 63 has been revised to clarify the opinions referenced therein in source and substance.
Exhibit 8.2
5.	Please have counsel revise its opinion to consent to the prospectus discussion.

Response:

The opinion of Ballard Spahr Andrews & Ingersoll LLP has been revised to comply with the Staff’s comment and is re-filed as Exhibit 8.2 to the Registration Statement.

     Please contact me at (713) 220-5896, via fax at (713) 236-0822 or via e-mail at clafollette@akingump.com, or Shar Ahmed of the same firm at (713) 220-8126 if you have any comments or questions about this letter of if we can provide additional information.

Very truly yours,
/s/ Christine B. LaFollette
Christine B. LaFollette, Esq.

cc:	Tana L. Pool, Esq.
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

Deborah C. Lofton, Esq.
InfraSource Services, Inc.
100 West Sixth Street, Suite 300
Media, Pennsylvania 19063

Mark Zvonkovic, Esq.
John Goodgame, Esq.
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana St., 44th Floor
Houston, Texas 77002

Mary J. Mullany, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
51st Floor, 1735 Market Street
Philadelphia, Pennsylvania 19103

Matt Franker
Mindy Hooker
Jennifer Thompson
Andy Schoeffler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0407
(Signature Page)